FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
           For the period of August 8, 2006 to September 1, 2006

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated August 23, 2006 announcing Notice of Results



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23 August 2006

                 Vernalis: Notice of Interim Financial Results

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announces that it will be releasing its interim results for the six months ended 30 June 2006 on Tuesday, 12 September 2006.

An analyst briefing will be held at 9.00 a.m. on 12 September at The Royal College of Surgeons, 35-43 Lincoln's Inn Fields, London. WC2A 3PE.

                                   -- ends --

Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communication

Brunswick Group                                        +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

About Vernalis
Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec, Serono and Chiesi. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: September 4, 2006                            Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer